OSPREY VENTURES, INC.

     July 11, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: Osprey Ventures, Inc.
Registration Statement on Form SB-2 Filed on July 11, 2008
File Number 333-148625

We have reviewed your comment letter dated July 09, 2008, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

General

1.

The box on the cover page of the registration statement regarding “if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933” has been checked in the affirmative.

2.

We have added risk factor number 6 on page 13 under “Risks Associated With the Offering” that addresses the risk that investors face given the minimum subscription level may be achieved through purchases of shares by directors and officers who are not subject to limitation on their purchases in this offering by stating that:

“6. Directors and officers are allowed to participate in the direct offer to purchase shares in order to achieve the minimum subscription level without limit as to the number of shares they may purchase.

Investors face the risk that our officers and directors may purchase shares, without limit, in order to achieve the minimum subscription level and any purchases so made will further solidify their control over Osprey’s affairs. The risk is that new shareholders may have even less say or influence in our affairs.”

Risks Associated with Osprey Ventures

3.	On page 14 at the end of the first risk under the heading “Risks Associated with Doing Business in China” we have added a new paragraph stating:

“Natural calamities such as the recent earthquake in Sichuan Province, while approximately 1,000 miles west of the Gao Feng property in Jiujiang, floods and the like may interrupt our business plan. While such events may occur anywhere in the world, the impact of a major natural calamity in China may be more widespread than a similar event in the United States. As such, any such event may disrupt our business operations or cause us to cease activities completely.”

88 – West 44th Avenue, Vancouver, B.C. V5Y 2V1 Canada
Phone: (604) 738-0540 Fax: (604) 661-0759 e-mail: ospreyventures@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
July 11, 2008

Risks Associated with this Offering

“As a result of the concurrent offer …,” Page 13

4.	In order to address the concern raised, we have added a second paragraph to risk 4 stating:

“In addition, we may reach the minimum subscription level but fail to reach the maximum level as a result of the concurrent offering by the selling shareholders because we may inadvertently approach the same investor. In that event, it is possible that the overall proceeds available to Osprey may be lessened which may cause us to have less capital reserve for the completion of phase II of the exploration program or to not have adequate capital available to acquire an interest in additional projects.”

Plan of Distribution

The Offering Will Be Sold By Our Directors

5.	We have added a sentence on pages 2, 7 and in the noted paragraph on page 25 addressing the issue raised stating:

“Any purchases made by the officers and directors in an effort to reach the minimum subscription level would be for investment purposes only and would not be done with the intent to resell.”

Procedures for Subscribing

6.	We have revised this section to reflect the fact that all cheques are to be made payable to “Redekop Law Corporation in trust for Osprey Ventures, Inc.”

Description of the property Under Option

7.	We have attached as an exhibit (exhibit 10.2) a copy of the amending agreement to the option agreement which is dated May 15, 2008

Undertakings

8.	We have added the noted missing undertakings to this section as items 4 and 5; to wit:

“4.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
June 26, 2008

5.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Yours truly,
OSPREY VENTURES, INC.

/s/           “Bruce D. Jackson”

Bruce D. Jackson
President